UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VANTAGE MHEALTHCARE, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92210G107
(CUSIP Number)

John E. Groman c/o Surinder Ahluwalia Ahluwalia Law Group 1212 Hancock Street, Suite LL10 Quincy, MA 02169 Telephone: (617) 874-1390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons

John E. Groman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]

(b) [ ] (joint filers)
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power

22,860,798 shares[1]
		8.	SHARED VOTING POWER

0 shares
		9.	Sole Dispositive Power

22,860,798 shares[1]
		10.	Shared Dispositive Power

0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

22,860,798 shares[1]
12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)

10.74%
14.	Type of Reporting Person (See Instructions)

IN

1 Mr. Groman is the beneficial owner of Common Stock in the Issuer consisting of 9,500,000 shares of Common Stock and Warrants to purchase 7,400,000 shares of Common Stock. Bella Sante Inc. is the owner of 6,773,634 shares of Common Stock in the Issuer. John Groman is the beneficial owner of 88% of Bella Sante, Inc. In total, the Reporting Person has sole voting power over 22,860,798 shares of Common Stock in the Issuer, consisting of 15,460,798 shares of Common Stock and 7,400,000 Warrants.

Item 1. Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, $.001 par value (the “Common Stock”), of Vantage mHealthcare, Inc., a Nevada corporation (the “Issuer). The address of the principal executive offices of the Issuer is 3 Columbus Circle, 15th Floor, New York, NY 10019.

Item 2. Identity and Background.

(a) through (c) and (f). This Statement is filed by John E. Groman an individual and majority shareholder of Bella Sante Inc. (“Reporting Person”). The address of the principal business and principal office of the Reporting Person is Surinder Ahluwalia Ahluwalia Law Group 1212 Hancock Street, Suite LL10 Quincy, MA 02169. Mr. Groman is a United States citizen and is currently a shareholder of the Issuer.

(d) and (e). During the past five years, none of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

This statement relates to Common Stock in the Issuer that the Reporting Person has the right to acquire in sixty days. These securities in the Issuer are described as follows:

●	Common Stock in the Issuer totaling 15,460,798 of which, 9,500,000 shares of Common Stock are beneficially owned by Mr. Groman and 6,773,634 are owned by Bella Sante Inc., of which John Groman has an 88% ownership, which means his beneficial interest is 5,960,798 shares of Vantage Common stock.

●	Warrants in the Issuer for the right to purchase 3,000,000 shares of Common Stock at an exercise price of $0.1181 per share.

●	Warrants in the Issuer for the right to purchase 4,400,000 shares of Common Stock at an exercise price of $.04542 per share.

Item 4. Purpose of Transaction.

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Person of 15,460,798 shares of the Issuer’s issued and outstanding Common Stock and Warrants to purchase 7,400,000 shares of Common Stock of the Issuer as of May 1, 2015.

Except as provided below, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person is currently the beneficial owner of 15,460,798 shares of Common Stock of the Issuer, and Warrants to purchase 7,400,000 shares of Common Stock. The combination of both representing approximately 10.74% of the Issuer’s common stock (based upon 205,389,437 outstanding shares of common stock as stated in the Issuer’s quarterly report on 10-Q as of January 23, 2015.)

(b)	The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Person to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 11, 2013, Bella Sante entered into a Securities Purchase Agreement for 6,773,634 shares of Common Stock for $0.08858. On June 11, 2014 Mr. Groman received a Warrant to purchase 3,000,000 shares of Common Stock. The Warrant held by Mr. Groman is exercisable at $0.1181 per share, at any time during their seven-year term, subject to adjustments.

On May 1, 2015, Mr. Groman received a Warrant to purchase 4,400,000 shares of Common Stock. The Warrant held by Mr. Groman is exercisable at $ 0.4542 per share, at any time during their seven-year term, subject to adjustments.

Until the Warrant holder acquires Common Stock upon exercise of the Warrants, the Warrant holders will have no rights with respect to the Common Stock underlying such Warrants. Upon the acquisition of Common Stock upon cashless exercise of the Warrants, the holders thereof will be entitled to exercise the rights of a Common Stock holder with respect to such Common Stock only as to matters for which the record date for such matter occurs after the exercise date of the Warrants.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
A	Securities Purchase Agreement dated June 11, 2014 between Vantage mHealthcare, Inc. Inc and Bella Sante Inc.(1)
B	Warrant Agreement, dated June 11, 2014, between Vantage mHealthcare, Inc. Inc. and John Groman(1)
C	Warrant Agreement, dated May 1, 2015, between Vantage mHealthcare, Inc. and John Groman

(1)	Incorporated by reference to the Schedule 13D filed by the Reporting Person on July 7, 2014 with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2015	Bella Sante Inc.,

	By:	/s/ John Groman
	Name:	John Groman
	Title:	CEO

Date: May 5, 2015	By:	/s/ John Groman
	Name:	John Groman

EXHIBIT C

exemption from registration is not available for the resale of the Warrant Shares, delivery to the Company of a written notice of an election to effect a "Cashless Exercise" (as defined in Section 10(c) below) for the Warrant Shares specified in the Exercise Agreement. The Warrant Shares so purchased shall be deemed to be issued to the holder hereof or such holder's designee, as the record owner of such shares, as of the close of business on the date on which this Warrant shall have been surrendered, the completed Exercise Agreement shall have been delivered, and payment shall have been made for such shares as set forth above. Unless otherwise provided for herein, the Company shall not be obligated to pay to the holder any cash or other consideration or otherwise "net cash settle" this Warrant. Certificates for the Warrant Shares so purchased, representing the aggregate number of shares specified in the Exercise Agreement, shall be delivered to the holder hereof within a reasonable time, not exceeding five (5) business days, after this Warrant shall have been so exercised. The certificates so delivered shall be in such denominations as may be requested by the holder hereof and shall be registered in the name of such holder or such other name as shall be designated by such holder. If this Warrant shall have been exercised only in part, then, unless this Warrant has expired, the Company shall, at its expense, at the time of delivery of such certificates, deliver to the holder a new Warrant representing the number of shares with respect to which this Warrant shall not then have been exercised.

2. Period of Exercise.

This Warrant is exercisable at any time or from time to time on or after the date herein and before 5:00 p.m., New York, New York time on the seventh (7th) anniversary of the date of issuance (the "Exercise Period").

3. Certain Agreements of the Company.

The Company hereby covenants and agrees as follows:

(a) **Shares to be Fully Paid.** All Warrant Shares will, upon issuance in accordance with the terms of this Warrant, be validly issued, fully paid, and non-assessable and free from all taxes, liens, and charges with respect to the issue thereof.

(b) **Reservation of Shares.** During the Exercise Period, the Company shall at all times have authorized, and reserved for the purpose of issuance upon exercise of this Warrant, a sufficient number of shares of Common Stock to provide for the exercise of this Warrant in full.

(c) **Listing.** The Company shall promptly secure the listing of the shares of Common Stock issuable upon exercise of the Warrant upon each national securities exchange or automated quotation system, if any, upon which shares of Common Stock are then listed (subject to official notice of issuance upon exercise of this Warrant) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of all shares of Common Stock from time to time issuable upon the exercise of this Warrant; and the Company shall so list on each national securities exchange or automated quotation system, as the case may be, and shall maintain such listing of, any other shares of capital stock of the Company issuable upon the

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exercise of this Warrant if and so long as any shares of the same class shall be listed on such national securities exchange or automated quotation system.

(d) **Certain Actions Prohibited.** The Company will not, by amendment of its charter or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant. Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any shares of Common Stock receivable upon the exercise of this Warrant above the Exercise Price then in effect, and (ii) will take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the exercise of this Warrant.

(e) **Successors and Assigns.** This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation, or acquisition of all or substantially all the Company's assets.

4. Adjustment of Exercise Price and Shares.

During the Exercise Period, the Exercise Price and the number of Warrant Shares shall be subject to adjustment from time to time as provided in this Paragraph 4.

In the event that any adjustment of the Exercise Price as required herein results in a fraction of a cent, such Exercise Price shall be rounded up to the nearest cent.

(a) **Subdivision or Combination of Common Stock.** If the Company at any time subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or other similar transaction) the shares of Common Stock into a greater number of shares, then, after the date of record for effecting such subdivision, the number of shares available for purchase under this Warrant in effect immediately prior to such subdivision will be proportionately increased and the corresponding Exercise Price shall be proportionately reduced. If the Company at any time combines (by reverse stock split, recapitalization, reorganization, reclassification or other similar transaction) the shares of Common Stock into a smaller number of shares, then, after the date of record for effecting such combination, the number of shares available for purchase under this Warrant in effect immediately prior to such combination shall be proportionately decreased and the corresponding Exercise Price shall be proportionately increased.

(b) **Consolidation, Merger or Sale.** In case of any consolidation of the Company with, or merger of the Company into any other corporation, or in case of any sale or conveyance of all or substantially all of the assets of the Company other than in connection with a plan of complete liquidation of the Company, then as a condition of such consolidation, merger or sale or conveyance, adequate provision will be made whereby the holder of this Warrant will have the right to acquire and receive, at the Company's option and in its sole discretion, either

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(a) upon exercise of this Warrant in lieu of the shares of Common Stock immediately theretofore acquirable upon the exercise of this Warrant, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for the number of shares of Common Stock immediately theretofore acquirable and receivable upon exercise of this Warrant had such consolidation, merger or sale or conveyance not taken place or (b) cash equal to the value of the Warrant as determined in accordance with the Black-Scholes option pricing formula. In any such case, the Company will make appropriate provision to insure that the provisions of this Paragraph 4 hereof will thereafter be applicable as nearly as may be in relation to any shares of stock or securities thereafter deliverable upon the exercise of this Warrant. The Company will not effect any consolidation, merger or sale or conveyance unless prior to the consummation thereof, the successor corporation (if other than the Company) assumes by written instrument the obligations under this Paragraph 4 and the obligations to deliver to the holder of this Warrant such shares of stock, securities or assets as, in accordance with the foregoing provisions, the holder may be entitled to acquire.

(c) **<u>Distribution of Assets</u>.** In case the Company shall declare or make any distribution of its assets (including cash) to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise, then, after the date of record for determining shareholders entitled to such distribution, but prior to the date of distribution, the holder of this Warrant shall be entitled upon exercise of this Warrant for the purchase of any or all of the shares of Common Stock subject hereto, to receive the amount of such assets which would have been payable to the holder had such holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such distribution.

(d) **<u>No Fractional Shares</u>.** No fractional shares shall be issued upon the exercise of this Warrant as a consequence of any adjustment pursuant hereto. All Warrant Shares (including fractions) issuable upon exercise of this Warrant may be aggregated for purposes of determining whether the exercise would result in the issuance of any fractional share. If, after aggregation, the exercise would result in the issuance of a fractional share, the number of Warrant Shares to be issued will be rounded up to the nearest whole share.

(e) **<u>Other Notices</u>.** In case at any time:

(i) the Company shall declare any dividend upon the Common Stock payable in shares of stock of any class or make any other distribution (including dividends or distributions payable in cash out of retained earnings) to the holders of the Common Stock;

(ii) there shall be any capital reorganization of the Company, or reclassification of the Common Stock, or consolidation or merger of the Company with or into, or sale of all or substantially all its assets to, another corporation or entity; or

(iii) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then, in each such case, the Company shall give to the holder of this Warrant (a) notice of the date on which the books of the Company shall close or a record shall be taken for determining the holders of Common Stock entitled to receive any such dividend, distribution, or subscription

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rights or for determining the holders of Common Stock entitled to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up and (b) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding-up, notice of the date (or, if not then known, a reasonable approximation thereof by the Company) when the same shall take place. Such notice shall also specify the date on which the holders of Common Stock shall be entitled to receive such dividend, distribution, or subscription rights or to exchange their Common Stock for stock or other securities or property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, or winding-up, as the case may be. Such notice shall be given at least 30 days prior to the record date or the date on which the Company's books are closed in respect thereto. Failure to give any such notice or any defect therein shall not affect the validity of the actions referred to in clauses (i), (ii) and (iii) above.

(f) Certain Definitions.

(i) "Market Price," as of any date, (i) means the average of the last reported sale prices for the shares of Common Stock on the OTCBB or the "pink sheets" for the five (5) Trading Days immediately preceding such date as reported by Bloomberg, or (ii) if the OTCBB or the "pink sheets" is not the principal trading market for the shares of Common Stock, the average of the last reported sale prices on the principal trading market for the Common Stock during the same period as reported by Bloomberg, or (iii) if market value cannot be calculated as of such date on any of the foregoing bases, the Market Price shall be the fair market value as reasonably determined in good faith by (a) the Board of Directors of the Company or, at the option of the holder of this Warrant, (b) an independent investment bank of nationally recognized standing in the valuation of businesses similar to the business of the Company. The manner of determining the Market Price of the Common Stock set forth in the foregoing definition shall apply with respect to any other security in respect of which a determination as to market value must be made hereunder.

(ii) "Common Stock," for purposes of this Paragraph 4, includes the Common Stock, par value $.01 per share, and any additional class of stock of the Company having no preference as to dividends or distributions on liquidation, provided that the shares purchasable pursuant to this Warrant shall include only shares of Common Stock, par value $.01 per share, in respect of which this Warrant is exercisable, or shares resulting from any subdivision or combination of such Common Stock, or in the case of any reorganization, reclassification, consolidation, merger, or sale of the character referred to in this Paragraph 4, the stock or other securities or property provided for in such Paragraph.

5. Issue Tax.

The issuance of certificates for Warrant Shares upon the exercise of this Warrant shall be made without charge to the holder of this Warrant or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the holder of this Warrant.

6. No Rights or Liabilities as a Shareholder.

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This Warrant shall not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company. No provision of this Warrant, in the absence of affirmative action by the holder hereof to exercise this Warrant and purchase Warrant Shares, and no mere enumeration herein of the rights or privileges of the holder hereof, shall give rise to any liability of such holder for the Exercise Price or as a shareholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

7. Transfer, Exchange, and Replacement of Warrant.

(a) **Restriction on Transfer.** This Warrant and the rights granted to the holder hereof are transferable, in whole or in part, upon surrender of this Warrant, together with a properly executed assignment in the form attached hereto, at the office or agency of the Company referred to in Paragraph 7(e) below, provided, however, that any transfer or assignment shall be subject to the conditions set forth in Paragraph 7(f). Until due presentment for registration of transfer on the books of the Company, the Company may treat the registered holder hereof as the owner and holder hereof for all purposes, and the Company shall not be affected by any notice to the contrary.

(b) **Warrant Exchangeable for Different Denominations.** This Warrant is exchangeable, upon the surrender hereof by the holder hereof at the office or agency of the Company referred to in Paragraph 7(e) below, for new Warrants of like tenor representing in the aggregate the right to purchase the number of shares of Common Stock which may be purchased hereunder, each of such new Warrants to represent the right to purchase such number of shares as shall be designated by the holder hereof at the time of such surrender.

(c) **Replacement of Warrant.** Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of any such loss, theft, or destruction, upon delivery of an indemnity agreement reasonably satisfactory in form and amount to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Warrant, the Company, at its expense, will execute and deliver, in lieu thereof, a new Warrant of like tenor.

(d) **Cancellation; Payment of Expenses.** Upon the surrender of this Warrant in connection with any transfer, exchange, or replacement as provided in this Paragraph 7, this Warrant shall be promptly canceled by the Company. The Company shall pay all taxes (other than securities transfer taxes) and all other expenses (other than legal expenses, if any, incurred by the holder or transferees) and charges payable in connection with the preparation, execution, and delivery of Warrants pursuant to this Paragraph 7.

(e) **Register.** The Company shall maintain, at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of each transferee and each prior owner of this Warrant.

(f) **Exercise or Transfer Without Registration.** If, at the time of the surrender of this Warrant in connection with any exercise, transfer, or exchange of this Warrant,

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this Warrant (or, in the case of any exercise, the Warrant Shares issuable hereunder), shall not be registered under the Securities Act of 1933, as amended (the "Securities Act") and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such exercise, transfer, or exchange, (i) that the holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel, which opinion and counsel are reasonably acceptable to the Company, to the effect that such exercise, transfer, or exchange may be made without registration under said Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance reasonably acceptable to the Company and (iii) that the transferee be an "accredited investor" as defined in Rule 501(a) promulgated under the Securities Act; provided that no such opinion, letter or status as an "accredited investor" shall be required in connection with a transfer pursuant to Rule 144 under the Securities Act. The first holder of this Warrant, by taking and holding the same, represents to the Company that such holder is acquiring this Warrant not with a view to the distribution thereof.

8. Notices.

All notices, requests, and other communications required or permitted to be given or delivered hereunder to the holder of this Warrant shall be in writing, and shall be personally delivered, or shall be sent by certified or registered mail or by recognized overnight mail courier, postage prepaid and addressed, to such holder at the address shown for such holder on the books of the Company, or at such other address as shall have been furnished to the Company by notice from such holder, or by facsimile or electronic transmission. All notices, requests, and other communications required or permitted to be given or delivered hereunder to the Company shall be in writing, and shall be personally delivered, or shall be sent by certified or registered mail or by recognized overnight mail courier, postage prepaid and addressed, to the office of the Company at 575 Madison Avenue, New York, NY 10022, Attention: Chief Executive Officer, or at such other address as shall have been furnished to the holder of this Warrant by notice from the Company, or by facsimile or electronic transmission. All notices, requests, and other communications shall be deemed to have been given either at the time of the receipt thereof by the person entitled to receive such notice at the address of such person for purposes of this Paragraph 8, or, if mailed by registered or certified mail or with a recognized overnight mail courier upon deposit with the United States Post Office or such overnight mail courier, if postage is prepaid and the mailing is properly addressed, as the case may be, or upon confirmation of transmission received by the sender if sent via facsimile or electronic transmission.

9. Governing Law.

THIS WARRANT SHALL BE ENFORCED, GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS. THE PARTIES HERETO HEREBY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK WITH RESPECT TO ANY DISPUTE ARISING UNDER THIS WARRANT OR THE TRANSACTIONS CONTEMPLATED HEREBY. BOTH PARTIES IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH SUIT OR

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PROCEEDING. BOTH PARTIES FURTHER AGREE THAT SERVICE OF PROCESS UPON A PARTY MAILED BY FIRST CLASS MAIL SHALL BE DEEMED IN EVERY RESPECT EFFECTIVE SERVICE OF PROCESS UPON THE PARTY IN ANY SUCH SUIT OR PROCEEDING. NOTHING HEREIN SHALL AFFECT EITHER PARTY'S RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. BOTH PARTIES AGREE THAT A FINAL NON-APPEALABLE JUDGMENT IN ANY SUCH SUIT OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON SUCH JUDGMENT OR IN ANY OTHER LAWFUL MANNER. THE PARTY WHICH DOES NOT PREVAIL IN ANY DISPUTE ARISING UNDER THIS WARRANT SHALL BE RESPONSIBLE FOR ALL FEES AND EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE PREVAILING PARTY IN CONNECTION WITH SUCH DISPUTE.

10. Miscellaneous.

(a) Amendments. This Warrant and any provision hereof may only be amended by an instrument in writing signed by the Company and the holder hereof.

(b) Descriptive Headings. The descriptive headings of the several paragraphs of this Warrant are inserted for purposes of reference only, and shall not affect the meaning or construction of any of the provisions hereof.

(c) Cashless Exercise. Notwithstanding anything to the contrary contained in this Warrant, if the resale of the Warrant Shares by the holder is not then registered pursuant to an effective registration statement under the Securities Act, this Warrant may be exercised by presentation and surrender of this Warrant to the Company at its principal executive offices with a written notice of the holder's intention to effect a cashless exercise, including a calculation of the number of shares of Common Stock to be issued upon such exercise in accordance with the terms hereof (a "Cashless Exercise"). In the event of a Cashless Exercise, in lieu of paying the Exercise Price in cash, the holder shall surrender this Warrant for that number of shares of Common Stock determined by multiplying the number of Warrant Shares to which it would otherwise be entitled by a fraction, the numerator of which shall be the difference between the then current Market Price per share of the Common Stock and the Exercise Price, and the denominator of which shall be the then current Market Price per share of Common Stock. For example, if the holder is exercising 100,000 Warrants with a per Warrant exercise price of $0.75 per share through a Cashless Exercise when the Common Stock's current Market Price per share is $2.00 per share, then upon such Cashless Exercise the holder will receive 62,500 shares of Common Stock.

(d) Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Warrant will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Warrant, that the holder shall be entitled, in addition to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Warrant and to enforce specifically the terms

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and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

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FORM OF EXERCISE AGREEMENT

Dated: ___________

To: ______________________

The undersigned, pursuant to the provisions set forth in the within Warrant, hereby agrees to purchase ________ shares of Common Stock covered by such Warrant, and makes payment herewith in full therefor at the price per share provided by such Warrant in cash or by certified or official bank check in the amount of, or, if the resale of such Common Stock by the undersigned is not currently registered pursuant to an effective registration statement under the Securities Act of 1933, as amended, by surrender of securities issued by the Company (including a portion of the Warrant Shares) having a market value (in the case of a portion of this Warrant, determined in accordance with Section 10(c) of the Warrant) equal to, $_________. Please issue a certificate or certificates for such shares of Common Stock in the name of:

Name Printed: ____

Signature: ____

Address: ____

____

Note: The above signature should correspond exactly with the name on the face of the within Warrant, if applicable.

and, if said number of shares of Common Stock shall not be all the shares purchasable under the within Warrant, a new Warrant is to be issued in the name of said undersigned covering the balance of the shares purchasable thereunder.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers all the rights of the undersigned under the within Warrant, with respect to the number of shares of Common Stock covered thereby set forth herein below, to:

Name of Assignee	Address	No of Shares

, and hereby irrevocably constitutes and appoints ____________________________________ as agent and attorney-in-fact to transfer said Warrant on the books of the within-named corporation, with full power of substitution in the premises.

Dated: ___________________________

In the presence of:

Name Printed: ____

Signature: ____

Title of Signing Officer or Agent (if any):

____

Address: ____

____

Note: The above signature should correspond exactly with the name on the face of the within Warrant, if applicable.